UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City, Fujian Province,

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission of other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Gushan Environmental Energy Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 - Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date March 5, 2008	By	/s/ Frank Ngai Chi Chan
(Signature)*
Frank Ngai Chi Chan
Principal Financial Officer and Principal Accounting Officer

*	Print the name and title under the signature of the signing officer.

SEC1815(04-07)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Athanasia Sfikas	Ellen Chan
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0415	Tel: (852) 2894 6213
Email: athanasia.sfikas@hillandknowlton.com	Email: ellen.chan@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Fourth Quarter and Full Year 2007 Year Results

New York, March 5, 2008 – Gushan Environmental Energy Limited (“Gushan”; NYSE: GU), China’s largest producer of biodiesel as measured by annual production capacity, today announced its unaudited financial results for the fourth quarter and year ended December 31, 2007.

Fourth Quarter 2007 Highlights

•	Total revenues increased 50.4% compared to the corresponding quarter of 2006

•	Income from operations increased 104.0% compared to the corresponding quarter of 2006

•	One-time non-cash interest expenses of RMB108.9 million (US$14.9 million) in connection with the conversion of convertible notes

•	Net loss of RMB19.8 million (US$2.7 million) in the fourth quarter of 2007, compared to net income of RMB48.5 million (US$6.6 million) for the fourth quarter of 2006

•	Sales volume of biodiesel increased 31.2% compared to the corresponding quarter of 2006

•	Average selling price of biodiesel increased 13.5% compared to the corresponding quarter of 2006

Full Year 2007 Highlights

•	Total revenues increased 22.3% compared to 2006

•	Income from operations increased 15.0% compared to 2006

•	One-time non-cash interest expenses of RMB108.9 million (US$14.9 million) in connection with the conversion of convertible notes

•	Net income decreased 30.8% compared to 2006

•	Sales volume of biodiesel increased 15.1% compared to 2006

•	Average selling price of biodiesel increased 5.2% compared to 2006

(in US$ thousand, except per share data)		Three months ended December 31		For the year ended December 31
		2006	2007	2006	2007
Revenues		24,753	37,237	113,026	138,193
Gross profit		9,438	16,212	51,784	60,193
Income from operations		6,692	13,652	45,662	52,522
Net income / (loss)		6,642	(2,715)	45,623	31,568

Diluted earnings per share		0.049	(0.021)	0.341	0.251
Diluted earnings per ADS		0.098	(0.042)	0.682	0.502

Gross profit margin		38.1%	43.5%	45.8%	43.6%
Net profit margin		26.8%	-7.3%	40.4%	22.8%

Sale volume of biodiesel	tons	35,344	46,382	158,994	182,969
ASP of biodiesel	RMB/ton	4,494	5,100	4,393	4,621
Sale volume of by-products	tons	4,471	5,316	21,479	22,134
ASP of by-products	RMB/ton	4,858	6,601	5,868	7,346

Source: Gushan Environmental, Form 6-K, March 5, 2008

Notes:

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB7.2946 to US$1.00, the noon buying rate for US dollars in effect on December 31, 2007 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2007, or at any other date.

“In 2007, we achieved another year of solid growth and continued to build on our leadership in China’s fast-growing biodiesel market,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan. “Demand for diesel in China to fuel the nation’s rapid economic growth continues to outstrip growth in supply and Gushan is continuing to expand production capacity to meet growing demand. The Company’s total production capacity increased from 170,000 tons, or approximately 51 million gallons, at the end of 2006 to 190,000 tons, or approximately 57 million gallons, at the end of 2007, and to 240,000 tons, or approximately 72 million gallons, currently with the recent opening of Gushan’s plant in Beijing, the Company’s fourth production facility. Further expansion of the Beijing plant and new plants set to open this year in Shanghai, Chongqing and Hunan are expected to boost Gushan’s total annual production capacity to 400,000 tons, or approximately 120 million gallons, by the end of 2008. As a first mover in China’s biodiesel market with a proven track record, proprietary production technology, a competitive cost structure, reliable supply of low cost raw materials, rigorous quality control and strong management team, Gushan is well-positioned for sustained growth and market leadership.”

2007 Dividend

On March 5, 2008, the board of directors declared dividends of RMB0.41 (US$0.056) per ordinary share of the Company, or (RMB0.82 (US$0.112) per ADS in respect of the year. The dividend is payable on or before May 30, 2008 to shareholders of record at the close of business on April 3, 2008, U.S. Eastern Time. The dividend will be payable in cash, in US$, and the exchange rate between RMB and US$ shall be ascertained on the basis of the average of the noon buying rates as published by the Federal Reserve Bank of New York for the five trading days prior to April 3, 2008. As the dividend was declared after the balance sheet date, it has not been included in the liabilities at of December 31, 2007.

Fourth Quarter 2007 Results

Revenues

The Company’s revenues increased by 50.4% from RMB180.6 million (US$24.8 million) for the fourth quarter of 2006 to RMB271.6 million (US$37.2 million) for the fourth quarter of 2007. During the same period its sales volume of biodiesel and by-products increased by 11,038 tons and 845 tons, representing an increase of 31.2% and 18.9%, respectively. This growth in revenues was due to an increase in sales volume, as well as an increase in the average selling price of the Company’s biodiesel and by-products, respectively, from RMB4,494 (US$616.10) and RMB4,858 (US$666.00) per ton in the fourth quarter of 2006 to RMB5,100 (US$699.10) and RMB6,601 (US$904.90) per ton in the fourth quarter of 2007, representing an increase of 13.5% and 35.9%. The increase in sales volume was supported by an increase of 20,000 tons, or approximately 6 million gallons, in the annual production capacity of Sichuan Gushan during the fourth quarter of 2007. The increase also reflected the temporary suspension of production at the Fujian plant to install a covered storage tank in November 2006, which reduced revenues during the fourth quarter of 2006.

Cost of Revenues

Cost of revenues for the fourth quarter of 2007 totaled RMB153.4 million (US$21.0 million), an increase of RMB41.7 million (US$5.7 million) or 37.3%, compared to RMB111.7 million (US$15.3 million) for the fourth quarter of 2006. This increase was primarily attributable to increases in the Company’s production volume and overall average per unit costs for vegetable oil offal and used cooking oil as a result of a general increase in labor and transportation costs in China.

Gross Profit

The Company’s gross profit for the fourth quarter of 2007 totaled RMB118.3 million (US$16.2 million), an increase of RMB49.5 million (US$6.8 million), or 71.9%, compared to RMB68.8 million (US$9.4 million) in the fourth quarter of 2006. The Company’s gross margin increased to 43.5% for the fourth quarter of 2007 from 38.1% for the fourth quarter of 2006 for the reasons discussed above.

Research and Development Expenses

Research and development expenses totaled RMB0.6 million (US$0.1 million) in the fourth quarter of 2007, an increase of 44.2% from RMB0.4 million (US$0.1 million) for the fourth quarter of 2006. This increase was primarily due to an increase in costs incurred in connection with the Company’s joint research and development programs with two research institutions in China.

Source: Gushan Environmental, Form 6-K, March 5, 2008

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fourth quarter of 2007 totaled RMB18.1 million (US$2.5 million), a decrease of 7.8% from RMB19.6 million (US$2.7 million) for the fourth quarter of 2006. This decrease was primarily due to a decrease in share-based compensation by RMB1.1 million (US$0.2 million) and decrease in provision for the statutory staff welfare expense by RMB8.0 million (US$1.1 million). The above increases were offset by an increase in staff bonus of RMB7.8 million (US$1.1 million).

Other Income (Expense)

Total interest expense for the fourth quarter of 2007 was RMB108.9 million (US$14.9 million) compared to nil for the fourth quarter of 2006. This was the result of one-time non-cash interest expense upon the conversion of the Company’s convertible notes in the fourth quarter of 2007, into ordinary shares of the Company upon completion of the initial public offering. For the quarter ended December 31, 2006, all interest expenses derived from the convertible notes were fully capitalized.

Income Tax Expense

Income tax expense for the fourth quarter of 2007 was RMB12.1 million (US$1.7 million), compared with an expense of RMB0.7 million (US$0.1 million) for the fourth quarter of 2006. This increase is primarily the result of the expiration of the exemption from Enterprise Income Tax (“EIT”) with respect to Sichuan Gushan and Handan Gushan. As of January 1, 2007, the income tax rate applicable to Sichuan Gushan and Handan Gushan increased from 3% to 18% and from 0% to 15%, respectively.

Net Income / (Loss)

The Company’s net loss for the fourth quarter of 2007 was RMB19.8 million (US$2.7 million), while net income for the fourth quarter of 2006 was RMB48.5 million (US$6.6 million). This was mainly due to the one-time non-cash write-off of the unamortized amount of the beneficial conversion feature mentioned above.

Source: Gushan Environmental, Form 6-K, March 5, 2008

Full Year 2007 Results

Revenues

The Company’s full-year revenues increased 22.3% from RMB824.5 million (US$113.0 million) in 2006 to RMB1,008.1 million (US$138.2 million) in 2007. For the full year, sales volume of biodiesel and by-products increased 15.1% and 3.1%, respectively, to 182,969 tons and 22,134 tons. This was due to the full-year 2007 contribution to production from Fujian Gushan, which started production in February 2006, an increase in the annual production capacity of Sichuan Gushan by 20,000 tons, or approximately 6 million gallons, during the fourth quarter of 2007, which contributed to an increase in revenues and sales volume of that plant, and an increase in the average selling price of the Company’s biodiesel and by-products from RMB4,393 (US$602.20) and RMB5,868 (US$804.40) per ton, respectively, in 2006 to RMB4,621 (US$633.30) and RMB7,346 (US$1007.00) per ton in 2007, representing increases of 5.2% and 25.2%.

Cost of Revenues

Full-year 2007 cost of revenues totaled RMB569.0 million (US$78.0 million), an increase of RMB122.3 million (US$16.8 million), or 27.4%, from RMB446.7 million (US$61.2 million) in 2006. This increase was primarily attributable to increases in the Company’s total production and an increase in the overall average per unit costs for vegetable oil offal and used cooking oil as a result of a general increase in labor and transportation costs in China.

Gross Profit

The Company’s gross profit for 2007 totaled RMB439.1 million (US$60.2 million), an increase of RMB61.4 million (US$8.4 million), or 16.2%, compared to RMB377.7 million (US$51.8 million) in 2006. Gross margin decreased to 43.6% in 2007 from 45.8% in 2006 for the reasons discussed above.

Research and Development Expenses

Research and development expenses totaled RMB2.4 million (US$0.3 million) in 2007, an increase of 125.7% from RMB1.1 million (US$0.2 million) in 2006. This increase was primarily due to an increase in costs associated with the Company’s joint research and development programs with two research institutions in China.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year totaled RMB53.6 million (US$7.3 million), an increase of 22.9% from RMB43.6 million (US$6.0 million) in 2006. This increase was primarily due to an increase in share-based compensation by RMB3.9 million (US$0.5 million), an increase in basic staff cost by RMB4.5 million (US$0.6 million) due to expansion of the Company’s Hong Kong office, Fujian headquarters, and Beijing and Shanghai plants, an increase of pre-operating expenses of Beijing Gushan and Shanghai Gushan by RMB1.6 million (US$0.2 million), and an increase of staff bonus of RMB7.8 million (US$1.1 million). The above increases were offset by a decrease in the statutory staff welfare expense by RMB7.9 million (US$1.1 million). Gushan also incurred professional fees in the amount of RMB9.9 million (US$1.4 million), which mainly included the audit fee of RMB6.4 million (US$0.9 million).

Other Income (Expense)

The Company’s interest income for 2007 totaled RMB3.8 million (US$0.5 million), a decrease of RMB0.8 million (US$0.1 million) from RMB4.5 million (US$0.6 million) in 2006. This decrease was primarily due to a higher proportion of RMB deposits, which carry a lower interest rate than U.S. or Hong Kong Dollar deposits.

Total interest expense for 2007 was RMB108.9 million (US$14.9 million), an increase of RMB105.7 million (US$14.5 million) from RMB3.2 million (US$0.4 million) in 2006. This increase was entirely due to the one-off non-cash interest expenses of RMB108.9 million (US$14.9 million) in connection with the writing-off of the unamortized amount of the beneficial conversion feature of the Company’s convertible notes in the fourth quarter of 2007, which resulted from the conversion of the Company’s convertible notes into ordinary shares of the company upon completion of the initial public offering. For 2006, all interest expenses derived from the convertible notes were fully capitalized.

Income Tax Expense

Income tax expense for 2007 was RMB48.5 million (US$6.6 million), compared with RMB4.4 million (US$0.6 million) in 2006. The effective tax rate for 2007 was 17.4% compared to 1.3% for 2006. This increase is primarily the result of the expiration of the exemption from EIT with respect to Sichuan Gushan and Handan Gushan. As of January 1, 2007, the income tax rate applicable to Sichuan Gushan and Handan Gushan increased from 3% to 18% and from 0% to 15%, respectively.

Source: Gushan Environmental, Form 6-K, March 5, 2008

Net Income

The Company’s net income for 2007 was RMB230.3 million (US$31.6 million), a decrease of RMB102.5 million (US$14.1 million), or 30.8%, from RMB332.8 million (US$45.6 million) in 2006 for the reasons discussed above.

Financial Condition

As of December 31, 2007, the Company had working capital of RMB1,330.7 million (US$182.4 million), represented by total current assets of RMB1,455.5 million (US$199.5 million) and total current liabilities of RMB124.8 million (US$17.1 million). Of the total current assets, the Company had RMB1,380.7 million (US$189.3 million) in cash and cash equivalents. During the fourth quarter of 2007, the Company completed its initial public offering, generating net proceeds of RMB981.8 million (US$134.6 million), net of underwriting discounts and commissions.

Outlook for 2008

Gushan currently operates four production facilities, located in Sichuan, Heibei, Fujian and Beijing in China with an annual total biodiesel capacity of 240,000 tons, or approximately 72 million gallons. We expect to commence operations at our new Shanghai plant (with annual total biodiesel capacity of 50,000 tons, or approximately 15 million gallons) during the second quarter of 2008 and at our new plants in Chongqing and Hunan (each with annual total biodiesel capacity of 30,000 tons, or approximately 9 million gallons) during the fourth quarter of 2008. In addition, the Company expects to increase the annual biodiesel production capacity at its Beijing plant from 50,000 tons (or approximately 15 million gallons) to 100,000 tons (or approximately 30 million gallons) in the fourth quarter of 2008. As a result, the company expects that its annual total biodiesel capacity to reach 400,000 tons (or approximately 120 million gallons) by the end of 2008. Based on current circumstances and barring any unforeseen events, Gushan estimates that its total biodiesel production volume in 2008 will be approximately 270,000 tons, or approximately 81 million gallons.

Recent Events

In January 2008, the Company’s Beijing plant commenced production, adding 50,000 tons (or approximately 15 million gallons) to the company’s annual biodiesel production capacity.

In December 2007 and January 2008, the Company, through its newly established subsidiaries, Chongqing Gushan Bio-Sources Energy Co., Ltd. and Hunan Gushan Bio-Sources Energy Co., Ltd., entered into agreements for the acquisition of land use rights to areas in Chongqing and Hunan, respectively, for the construction of biodiesel facilities to further expand Gushan’s production capacity.

Source: Gushan Environmental, Form 6-K, March 5, 2008

Conference Call

Gushan’s management will hold its fourth quarter and full year 2007 earnings conference call at 8:30am U.S. Eastern Time (9:30pm Beijing / Hong Kong Time) on March 5, 2008.

Dial-in details for the earnings conference call are as follows:

US Toll Free: 1 800 510 0178

US Toll for International Callers: 1 617 614 3450

Hong Kong Toll Free: 852 3002 1672

China Toll Free: 10 800 130 0399

UK Toll Free: 00 800 280 02002

UK Toll for International Callers: 44 207 365 8426

Passcode for all regions: 66278379

A replay of the call will be available on the same day at 11:00 a.m. U.S. Eastern Time (or 12:00 a.m. Hong Kong Time) until March 8, 2008 and may be accessed by phone at the following numbers.

US Toll Free: 1 888 286 8010

US Toll for International Callers: 1 617 801 6888

Passcode for all regions: 43948238

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan Environmental Energy is China’s largest producer of biodiesel, as measured by annual production capacity. The company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The company currently operates four production facilities in Sichuan, Hebei, Fujian provinces and Beijing with a combined annual production capacity of 240,000 tons, or approximately 72 million gallons. The company targets to increase its annual production capacity to 400,000 tons, or approximately 120 million gallons, by the end of 2008 with the expansion or addition of new production facilities in Beijing, Shanghai, Hunan and Chongqing.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our production capacities, our future business development, and our beliefs regarding our production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form F-1, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

- FINANCIAL TABLES FOLLOW -

Source: Gushan Environmental, Form 6-K, March 5, 2008

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except share data)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2006 RMB	2007 RMB	2007 USD	2006 RMB	2007 RMB	2007 USD
Revenue	180,560	271,632	37,237	824,482	1,008,056	138,193
Cost of revenues	111,716	153,372	21,025	446,742	568,973	77,999
Gross profit	68,844	118,260	16,212	377,740	439,083	60,194
Operating expenses
Research and development	(394)	(568)	(78)	(1,062)	(2,397)	(329)
Selling, general and administrative	(19,635)	(18,107)	(2,482)	(43,592)	(53,557)	(7,342)

Total operating expenses	(20,029)	(18,675)	(2,560)	(44,654)	(55,954)	(7,671)

Income from operations	48,815	99,585	13,652	333,086	383,129	52,523
Other income (expense):			—			—
Interest income	1,406	1,435	197	4,508	3,757	515
Interest expenses	—	(108,893)	(14,928)	(3,216)	(108,893)	(14,928)
Foreign currency exchange losses	(1,013)	(7)	(1)	(1,095)	(1,945)	(267)
Other income, net	(95)	198	27	3,913	2,726	374

Income before income tax expense	49,113	(7,682)	(1,053)	337,196	278,774	38,217
Income tax expense	(663)	(12,125)	(1,662)	(4,392)	(48,499)	(6,649)

Net income	48,450	(19,807)	(2,715)	332,804	230,275	31,568

Earnings per ordinary share
- Basic	0.391	(0.153)	(0.021)	2.748	1.837	0.252
- Diluted	0.354	(0.153)	(0.021)	2.491	1.834	0.251
Earnings per ADS
- Basic	0.783	(0.305)	(0.042)	5.496	3.675	0.504
- Diluted	0.708	(0.305)	(0.042)	4.982	3.668	0.502
Weighted average ordinary shares outstanding
- Basic	123,820,000	129,808,184		121,123,534	125,329,350
- Diluted	136,831,943	130,214,395		134,942,538	125,564,028
Weighted average ADS outstanding
- Basic	61,910,000	64,904,092		60,561,767	62,664,675
- Diluted	68,415,972	65,107,197		67,471,269	62,782,014
Share-based compensation expense included in (RMB in thousands)	3,162	2,041	280	6,219	10,153	1,392

Source: Gushan Environmental, Form 6-K, March 5, 2008

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands, except share data)

	December 31,
	2006 RMB	2007 RMB	2007 USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	275,142	1,380,735	189,282
Accounts receivable	24,780	31,110	4,265
Inventories	38,784	31,580	4,329
Prepaid expenses and other current assets	9,549	12,113	1,660

Total current assets	348,255	1,455,538	199,536

Prepayments and deposits for purchase of property, plant and equipment	—	70,490	9,663
Property, plant and equipment, net	498,085	736,881	101,017
Land use rights	25,178	42,812	5,869
Convertible note issuance costs	7,600	—	—

Total assets	879,118	2,305,721	316,085

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Convertible notes	41,043	—	—
Accounts payable	7,647	47,242	6,476
Accrued expenses and other payables	27,504	58,446	8,012
Accounts due to related parties	196	—	—
Income taxes payable	4,607	19,152	2,626

Total current liabilities	80,997	124,840	17,114

Commitments and Contingencies
Shareholders’ equity:
Carling Technology Limited Ordinary Shares:
Par value: US$0.00001 (RMB0.00082) Authorised: 500,000,000 shares Issued and outstanding: 123,820,000 as of December 31, 2006	102	—	—
Gushan Environmental Energy Limited Ordinary Shares:
Par value: HK$0.00001 (RMB0.0000097) Authorised: 38,000,000,000 shares Issued and outstanding: 166,831,493 as of December 31, 2007	—	2	—
Additional paid-in capital	283,095	1,436,441	196,918
Accumulated other comprehensive loss	(3,653)	(4,412)	(605)
Retained earnings	518,577	748,850	102,658

Total shareholders’ equity	798,121	2,180,881	298,971

Total liabilities and shareholders’ equity	879,118	2,305,721	316,085

Source: Gushan Environmental, Form 6-K, March 5, 2008